

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2021

Michael McConnell
Chief Executive Officer
EzFill Holdings, Inc.
2125 Biscayne Blvd, #309
Miami, FL 33137

> **Re: EzFill Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 14, 2021**
> **File No. 333-256691**

Dear Mr. McConnell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Dilution, page 13

1. It appears the pro forma net tangible book value after giving effect to the offering and reverse stock split has been disclosed as dilution to new investors and vice versa. Consequently, the increase in net tangible book value per share attributable to new investors should also be revised. Please revise or otherwise advise.

Michael McConnell
EzFill Holdings, Inc.
June 25, 2021
Page 2

You may contact Tatanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services